================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


For the month of February 2005
Commission File Number: 001-31799


                             GEMSTAR RESOURCES LTD.
                 (Translation of registrant's name into English)

         220 Decourcy Drive, Gabriola Island, British Columbia, V0R 1X0
                    (Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F    X       Form 40-F
                                   --------             ----------

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

                             Yes                No    X
                                                  ----------

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                             Yes                No    X
                                                  ----------

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934

                             Yes                No     X
                                                  -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                MOEN AND COMPANY
                              CHARTERED ACCOUNTANTS

Member:                                                                                     Securities Commission Building
Canadian Institute of Chartered Accountants                                                   PO Box 10129, Pacific Centre
Institute of Chartered Accountants of British Columbia                                Suite 1400 - 701 West Georgia Street
Institute of Management Accountants (USA) (From 1965)
                                                                                               Vancouver, British Columbia
Registered with:                                                                                            Canada V7Y 1C6
Public Company Accounting Oversight Board (USA) (PCAOB)                                         Telephone:  (604) 662-8899
Canadian Public Accountability Board (CPAB)                                                           Fax:  (604) 662-8809
Canada  - British Columbia Public Practice Licence                                                Email:  moenca@telus.net
--------------------------------------------------------------------------------------------------------------------------


                            REVIEW ENGAGEMENT REPORT

To the Directors of
Gemstar Resources Ltd.

We have reviewed the balance sheet of Gemstar Resources Ltd. as at October 31, 2004 and the statements of income, retained earnings and cash flows for the nine month period then ended. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to me by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to my attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

We did not review the comparative figures as at October 31, 2003, and for the nine month period ended October 31, 2003, as they were prepared by management without Independent review.

Comments by Auditor for U.S. Readers
On Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the directors dated January 4, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.




                                                             "Moen and Company"

Vancouver, B.C. Canada                                    Chartered Accountants
January 4, 2005

GEMSTAR RESOURCES LTD.
(a Development Stage Company)
BALANCE SHEET
October 31, 2004
(With Comparative Figures at January 31, 2004)
(In Canadian Dollars)

--------------------------------------------------------------------------------

                                                                                          October 31,              January 31,
                                                                                             2004                     2004
                                                                                      --------------------       ----------------
ASSETS                                                                                   (Unaudited)               (Audited)
Current Assets
         Cash  (Note 2(g))                                                     $                 1,885   $                587
         Cash in lawyers' trust account (Note 2(g))                                                354                    354
         Deposit on credit card  (Note 2(g))                                                     6,900                  6,900
         GST receivable                                                                          2,913                  2,458
----------------------------------------------------------------------------------------------------------------------------------
                         TOTAL CURRENT ASSETS                                                   12,052                 10,299

Advance for exploration expenditures (Note 7)                                                  152,000                152,000

Fixed Assets, net (Note 2)                                                                         896                  1,157

Investment in mineral property (Note 6)                                                          4,206                  4,206
----------------------------------------------------------------------------------------------------------------------------------

                         TOTAL ASSETS                                          $               169,154   $            167,662
==================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
         Accounts payable and accrued liabilities                              $               282,641   $             99,255
         Loans from related parties (Note 4)                                                   566,072                684,644
----------------------------------------------------------------------------------------------------------------------------------
                         TOTAL CURRENT LIABILITIES                                             848,713                783,899
----------------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity
         Share capital (Note 3)
                 Authorized:
                         100,000,000 common shares without par value
                 Issued:
                         5,651,714 common shares, unchanged from January 31, 2004             1,113,471              1,113,471
                 Loans from related party (Note 4)                                              106,754                106,754
         Retained earnings, accumulated during the
                 development stage (Notes 1 & 2(j))                                          (1,899,784)            (1,836,462)
----------------------------------------------------------------------------------------------------------------------------------
                         TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                  (679,559)              (616,237)
----------------------------------------------------------------------------------------------------------------------------------
                         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $                169,154   $            167,662
==================================================================================================================================

                  Nature and continuance of operations: Note 1

APPROVED ON BEHALF OF THE BOARD:

                  "Linda Smith"          Chief Executive Officer, Director
         ----------------------------
                  "Shannon Krell"        Chief Financial Officer, Director
         ----------------------------


   See Accompanying Review Engagement Report and Notes to Financial Statements

GEMSTAR RESOURCES LTD.
(a Development Stage Company)
STATEMENT OF INCOME
For the Nine Month Period Ended October 31, 2004
(With Comparative Figures for the Nine Month Period Ended October 31, 2003
(In Canadian Dollars)
(Unaudited)
--------------------------------------------------------------------------------

                                                       Three Month                                Nine Month
                                                       Period Ended                              Period Ended
                                                        October 31,                               October 31,
                                          -------------------------------------     --------------------------------------
                                               2004                   2003                2004                   2003
                                          --------------        ---------------     ---------------          --------------
GENERAL AND ADMINISTRATION EXPENSES
      Amortization                          $         87          $         --  $              261          $            --
      Audit fees                                   7,293                    --              10,293                      400
      Bank charges and interest                      132                   178                 276                      641
      Management fees                              7,500                 7,500              22,500                   22,500
      Office expense                               8,248                 7,752              21,863                   17,478
      Professional fees                                                  2,300               2,205                    3,335
      Travel and promotion                         2,199                   184               5,924                      184
-----------------------------------------------------------------------------------------------------------------------------
                                                  25,459                17,914              63,322                   44,538
-----------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                     $    (25,459)         $    (17,914)  $         (63,322)          $      (44,538)
=============================================================================================================================

Weighted Average Number of Shares Outstanding
                             Basic             5,651,714             5,651,714           5,651,714                5,651,714
=============================================================================================================================
                             Diluted           5,651,714             5,651,714           5,651,714                5,651,714
=============================================================================================================================
NET PROFIT (LOSS) PER SHARE
                             Basic          $     (0.00)          $     (0.01)   $           (0.01)          $        (0.01)
=============================================================================================================================
                             Diluted        $     (0.00)          $     (0.01)   $           (0.01)          $        (0.01)
=============================================================================================================================


   See Accompanying Review Engagement Report and Notes to Financial Statements

GEMSTAR RESOURCES LTD.
(a Development Stage Company)
STATEMENT OF RETAINED EARNINGS
October 31, 2004
(With Comparative Figures for the Nine Month Period Ended October 31, 2003
(In Canadian Dollars)
(Unaudited)
--------------------------------------------------------------------------------


                                                      Three Month Period Ended              Nine Month Period Ended
                                                              October 31,                           October 31,
                                                   ----------------------------------    ------------------------------------
                                                        2004                2003              2004                  2003
                                                   --------------     ---------------    ---------------      ---------------
Net loss for the period                           $       (25,459)   $        (17,914)  $        (63,322)   $         (44,538)
Retained earnings (Deficit), beginning of period       (1,874,325)         (1,800,736)        (1,836,462)          (1,774,112)
---------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                            $    (1,899,784)   $     (1,818,650)  $     (1,899,784)   $      (1,818,650)
=================================================================================================================================


   See Accompanying Review Engagement Report and Notes to Financial Statements

GEMSTAR RESOURCES LTD.
(a Development Stage Company)
STATEMENT OF CASH FLOWS
For the Nine Month Period Ended October 31, 2004
(With Comparative Figures for the Nine Month Period Ended October 31, 2003
(In Canadian Dollars)
(Unaudited)
--------------------------------------------------------------------------------

                                                                  Three Month Period Ended         Nine Month Period Ended
                                                                          October 31,                     October 31,
                                                              ---------------------------------   -----------------------------
                                                                    2004              2003            2004                2003
                                                              ---------------   ---------------   ------------    -------------
FUNDS DERIVED FROM (APPLIED TO)
Operating activities
         Net loss for the period                           $         (25,459)   $      (17,914)  $    (63,322)   $     (44,538)
         Items not requiring use of cash
                   Amortization                                           87                --            261                --
         Changes in non-cash working capital items
                   GST receivable                                       (104)             (446)          (455)            (446)
                   Accounts payable and accrued                      186,429            12,335        183,386           34,489
-------------------------------------------------------------------------------------------------------------------------------
                                                                     160,953            (6,025)       119,870          (10,495)
-------------------------------------------------------------------------------------------------------------------------------

Investing activities
         Acquisition of capital assets                                   --             (1,655)            --           (1,655)
         Investment in mineral property                                  --                 --             --           (4,206)
-------------------------------------------------------------------------------------------------------------------------------
                                                                         --             (1,655)            --           (5,861)
-------------------------------------------------------------------------------------------------------------------------------

Financing activities
         Loans from related parties, net                            (159,564)            8,101       (118,572)          16,796
-------------------------------------------------------------------------------------------------------------------------------


CASH INCREASE
         DURING THE PERIOD                                             1,389               421          1,298              440

CASH, BEGINNING OF PERIOD                                                496             1,873            587            1,854
--------------------------------------------------------------------------------------------------------------------------------

CASH, END OF PERIOD                                        $           1,885    $        2,294   $      1,885    $       2,294
================================================================================================================================

   See Accompanying Review Engagement Report and Notes to Financial Statements

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)

--------------------------------------------------------------------------------

Note 1.   NATURE AND CONTINUANCE OF OPERATIONS

           The Company was incorporated on March 31, 1998. The Company is in the development stage relating to exploration and development of mineral properties and has not generated any revenues from its planned operations. The deficit has been accumulated during this development stage.

           While the information presented in the accompanying interim nine month to October 31, 2004 financial statements is unaudited, it includes all adjustments which are, in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.

           These financial statement have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $1,899,784 and has a working capital deficit at October 31, 2004 of $836,661. These factors create doubt as to the ability of the Company to continue as a going concern unless sufficient funds are raised for the payment of its current liabilities and for ongoing operations. Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

Note 2.   SIGNIFICANT ACCOUNTING POLICIES

           a)  Fixed assets and amortization

               The Company records amortization on computer equipment at 30%, on a declining balance basis.


                                        October 31,
                           ----------------------------------
                                  2004              2003
                           ----------------   ---------------
Cost                      $      1,653       $          1,655
Accumulated amortization           757                     -
-------------------------------------------------------------
                          $        896       $          1,655
=============================================================

           b)  General and administration expenses

                General  and   administration   expenses   are  written  off  to
                operations as incurred.

           c)    Financial Instruments

                 The Company's financial instruments consist of cash, GST receivable, and current liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial statements approximates their carrying values.

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)

--------------------------------------------------------------------------------
Note 2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd)

           d)   Translation of Foreign Currency

                The accounts of the Company are translated into Canadian dollars on the following basis:

                -monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date
                -non-monetary assets and liabilities are translated at the rate prevailing when the transaction occurred
                -revenue , general & administration expenses, and gains and losses are translated at the average exchange rate in effect during the period
                -exchange gains or losses from conversion are included in the current net income.
                -depreciation or amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate;

e)       Use of estimates

                 The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect certain reported amounts and disclosures. Estimates are used for, but are not limited to, the accounting for doubtful accounts, amortization, income taxes, and the recoverability of non-producing mining property capitalized costs and deferred exploration expenditures. Actual results may differ from those estimates.

f)       Stock-based compensation plan

                 Effective January 1, 2002 the Company adopted, on a prospective basis, CICA HB 3870 stock-based compensation and other stock-based payments, which established standards for the recognition, measurement, and disclosure of stock-based payments made in exchange for goods and services. Stock-based compensation and other stock-based payments require that stock-based payments to non-employees be accounted for using a fair value based method of accounting.

                 The new standards permit, and the Company has adopted, the use of the intrinsic value based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro forma disclosure of earnings and earnings and earnings per share as if the fair value based method had been adopted. No stock options were issued during the period.

g)       Cash

                 Cash and cash equivalents consist of $1,885 cash deposit in bank, $6,900 security deposit for credit card and $354 cash in lawyers' trust account as at October 31, 2004.

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)
--------------------------------------------------------------------------------

Note 2.   SIGNIFICANT ACCOUNTING POLICIES (cont'd)

            h)    Mineral Properties

                    Acquisition costs of mineral properties are capitalized by the Company, and are dealt with in the same manner as deferred exploration costs. Mineral property sale proceeds or option payments received for exploration rights are credited firstly to mineral property costs, secondly, as a recovery of deferred exploration costs, and thereafter, recognized as a gain or loss in current operations.

              i)    Values

                    The amounts for deferred exploration costs and mineral properties represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

            j) In the opinion of management the unaudited quarterly financial statements reflect all adjustments consisting only of normal recurring adjustments, necessary to present fairly the financial position at October 31, 2004, the results of operations and changes in cash flows for the nine month period ended October 31, 2004, in accordance with accounting principles generally accepted in Canada. These financial statements should be read in conjunction with the Company's financial statements and notes thereto related for the year ended January 31, 2004.

Note 3.   SHARE CAPITAL

           a)     Authorized: 100,000,000 common shares without par value

           b)     Issued and outstanding:


                                                    Nine Month Period Ended October 31,
                                             ---------------------------------------------------
                                                       2004                        2003
                                             ------------------------    -----------------------
                                               Shares           $          Shares          $
                                             ---------      ----------  ----------    ----------
                                             Number of       Total of     Number of     Total of
                                              Common         Capital       Common        Capital
                                              shares          stock        shares         stock
                                             ---------      ----------   ---------     ---------
Balance, January 31, 2004 and 2003           5,651,714     $ 1,113,471   5,651,714   $ 1,113,471
 Unchanged to October 31, 2004 & 2003
================================================================================================

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)

--------------------------------------------------------------------------------

Note 4.   RELATED PARTY TRANSACTIONS

         (a) (i) Loans from related parties of $566,072 as at October 31, 2004 ($684,644 - January 31, 2004) are unsecured, non interest bearing, with no specific terms of repayment.

              (ii)Loans from related party of $106,754.15 as at October 31, 2004 is non interest bearing, and shall mature on January 1, 2006 unless it is converted into equity (each $0.05 of Principal outstanding may be converted into one share) prior to the maturity date. This amount is disclosed as equity.

              The summary of the loans from related parties are as follows:

                             October 31,    January 31,
                                 2004         2004
                             -----------  ----------
          Darcy Krell          $  78,011   $  196,583
          Linda Smith            413,061      413,061
          Shannon Krell           75,000       75,000
          -------------------------------------------
                                 566,072      684,644
          Ryan Krell             106,754      106,754
          -------------------------------------------
                               $ 672,826   $  791,398
          ===========================================


           (b) Management fees incurred and expenses paid on behalf of the Company for the nine month period ended October 31, 2004 are as follows:


                               Management    Office     Travel&
                                  Fees      Expenses   Promotion     Total
                               ---------    --------   ---------    --------
          Darcy Krell          $  22,500   $  16,246   $   4,690   $  43,436
          Linda Smith                  0         702                     702
          Shannon Krell                        2,000                   2,000
          ------------------------------------------------------------------
                               $  22,500   $  18,948   $   4,690   $  46,138
          ==================================================================


Note 5.  INCOME TAXES

           The Company does not have any income tax liabilities during the current year and, accordingly, no income taxes are recorded. The potential income tax benefits associated with losses incurred by the Company have not been recorded in the accounts as future taxation, as they are offset by valuation reserves due to uncertainty as to the utilization of tax losses.

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)
--------------------------------------------------------------------------------

Note 6.    INVESTMENT IN MINERAL PROPERTY

           The claims that the Company acquired from L.C.M. Equity Inc. in the Black River area in the, Thunder Bay Mining Division, Ontario, expired during the fiscal year ended January 31, 2003, and accordingly, costs of $200,000 were written off, resulting in a charge to operations of $200,000 in that fiscal year. During the fiscal year ended January 31, 2004, the claims were restaked and the costs of restaking the newly named claims are capitalized as deferred exploration costs.

           The Company has 100% interest in Dotted Lake Property (TB 3011450 expiring March 14, 2005, TB 3011451 expiring March 14, 2005, TB 3011452 expiring March 23, 2005, TB3011453 expiring March 23, 2005,
           TB3011454 expiring March 23, 2005, Thunder Bay Mining Division, Ontario, Canada. These claims are held in trust for the Company in the name of 1179406 Ontario Limited, the latter of which is owned by Mr. Robert Reukl, the original staker of the claims who transferred the claims to1179406 Ontario Limited.

           Geological fees of $4,206 covering staking of these claims were incurred and capitalized for the year ended January 31, 2004.

Note 7.    ADVANCE FOR EXPLORATION EXPENDITURES

           The advance for exploration expenditures of $152,000 is held by L.C.M. Equity Inc. ("LCM") for exploration expenditures. LCM is required to proceed with exploration upon notice from Gemstar Resources Ltd. LCM is a private company which is not related to Gemstar Resources Inc. Management has determined that there is no impairment of this amount as at October 31, 2004.

Note 8.    LAWSUIT

           There is a claim by Ellis Foster that it is owed $51,680 for accounting services it provided to the Company. The Company disputes the payment of fees charged to it as they are in connection with the audit of Dalian Maple Leaf International School, a private company owned by the Company's former president, Mr. Sherman Jen.

Note 9. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

             These financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Differences at October 31, 2004 between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below, with the financial statement disclosure restated from Canadian GAAP with adjustments shown to conform to U.S. GAAP:

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)
--------------------------------------------------------------------------------

Note 9. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

GEMSTAR RESOURCES LTD.
(an Exploration Stage Enterprise)(j)
BALANCE SHEET
October 31, 2004
(With Comparative Figures at January 31, 2004)
(In Canadian Dollars)
(Unaudited)
--------------------------------------------------------------------------------

                                                                              October 31, 2004
                                                               -------------------------------------------------
                                                                                                                    Adjustments
                                                                   Canadian       to Arrive at          U.S.          January 31
                                                                     GAAP           U.S. GAAP           GAAP             2004
                                                               --------------    ----------------   -------------   -------------
ASSETS
Current Assets
  Cash                                                         $        1,885      $          --   $        1,885  $          587
  Cash in lawyer trust account                                            354  (a)          (354)              --              --
  Deposit on credit card                                                6,900  (a)        (6,900)              --              --
  GST receivable                                                        2,913                --             2,913           2,458
---------------------------------------------------------------------------------------------------------------------------------
                                 TOTAL CURRENT ASSETS                  12,052             (7,254)           4,798           3,045

Advance for exploration expenditures                                  152,000  (a)      (152,000)              --              --

Fixed Assets, net                                                         896                 --              896           1,157
Investment in mineral property                                          4,206  (b)        (4,206)              --              --
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                   $      169,154      $    (163,460)  $        5,694  $        4,202
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts payable and accrued liabilities                     $      282,641      $          --   $      282,641  $       99,255
  Loans from related parties                                          566,072                 --          566,072         684,644
---------------------------------------------------------------------------------------------------------------------------------
                                 TOTAL CURRENT LIABILITIES            848,713                 --          848,713         783,899
---------------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity
  Share capital
    Authorized:
       100,000,000 common shares without par value
    Issued:
         5,651,714 common shares
         (July 31, 2004 - 5,651,714 common shares)                 1,113,471                  --        1,113,471       1,113,471
    Loans from related party                                         106,754                  --          106,754         106,754
    Retained earnings, accumulated during
       the development stage                                      (1,899,784)           (163,460)      (2,063,244)     (1,999,922)
----------------------------------------------------------------------------------------------------------------------------------
                                 TOTAL SHAREHOLDERS' EQUITY         (679,559)           (163,460)        (843,019)       (779,697)
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $     169,154      $     (163,460)  $        5,694  $        4,202
==================================================================================================================================

APPROVED ON BEHALF OF THE BOARD:

                   "Linda Smith"            , Chief Executive Officer, Director
             --------------------------------
                   "Shannon Krell"          , Chief Financial Officer, Director
             --------------------------------

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)
--------------------------------------------------------------------------------
Note 9. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)


GEMSTAR RESOURCES LTD.
(an Exploration Stage Enterprise)(j)
STATEMENT OF INCOME
For the Period Ended October 31, 2004
(With Comparative Figures for the Period Ended October 31 2003)
(In Canadian Dollars)
(Unaudited)
--------------------------------------------------------------------------------

                                                                   Nine Month Period Ended
                                                --------------------------------------------------------------------------------
                                                                      October 31, 2004
                                                -------------------------------------------------------------
                                                                        Adjustments
                                                    Canadian            to Arrive at               U.S.              October 31
                                                      GAAP                U.S. GAAP                GAAP                 2003
                                                --------------      ------------------     ------------------     ---------------
GENERAL AND ADMINISTRATION EXPENSES
       Amortization                           $            261      $               --      $             261    $             --
       Audit fees                                       10,293                      --                 10,293                  --
       Bank charges and interest                           276                      --                    276                 641
       Consulting                                        2,205                      --                  2,205               3,735
       Management fees                                  22,500                      --                 22,500              22,500
       Office expense                                   21,863                      --                 21,863              17,478
       Travel and promotion                              5,924                      --                  5,924                 184
----------------------------------------------------------------------------------------------------------------------------------
                                                        63,322                      --                 63,322              44,538
----------------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                       $        (63,322)     $               --      $         (63,322)   $        (44,538)
==================================================================================================================================
Weighted Average Number of Shares Outstanding
                          Basic                      5,651,714                                      5,651,714           5,651,714
==================================================================================================================================
                          Diluted                    5,651,714                                      5,651,714           5,651,714
==================================================================================================================================
NET PROFIT (LOSS) PER SHARE
                          Basic               $          (0.01)                             $           (0.01)   $           (0.01)
==================================================================================================================================
                          Diluted             $          (0.01)                             $           (0.01)   $           (0.01)
==================================================================================================================================


                                                                  Three Month Period Ended
                                                ---------------------------------------------------------------------------------
                                                                     October 31, 2004
                                                -------------------------------------------------------------
                                                                       Adjustments
                                                   Canadian           to Arrive at                 U.S.              October 31
                                                     GAAP               U.S. GAAP                  GAAP                 2003
                                                --------------        ----------------     -------------------    ---------------
GENERAL AND ADMINISTRATION EXPENSES
       Amortization                           $             87      $               --      $              87  $               --
       Audit fees                                        7,293                      --                  7,293                  --
       Bank charges and interest                           132                      --                    132                 178
       Consulting                                           --                      --                    --                2,300
       Management fees                                   7,500                      --                  7,500               7,500
       Office expense                                    8,248                      --                  8,248               7,752
       Travel and promotion                              2,199                      --                  2,199                 184
----------------------------------------------------------------------------------------------------------------------------------
                                                        25,459                      --                 25,459              17,914
----------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                       $        (25,459)      $              --      $         (25,459)  $         (17,914)
==================================================================================================================================
Weighted Average Number of Shares Outstanding
                          Basic                      5,651,714                                      5,651,714           5,651,714
==================================================================================================================================
                          Diluted                    5,651,714                                      5,651,714           5,651,714
==================================================================================================================================
                          Basic               $          (0.00)                             $          (0.00)  $           (0.00)
==================================================================================================================================
                          Diluted             $          (0.00)                             $          (0.00)  $           (0.00)
==================================================================================================================================

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)
--------------------------------------------------------------------------------
Note 9. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)


GEMSTAR RESOURCES LTD.
(an Exploration Stage Enterprise)(j)
STATEMENT OF RETAINED EARNINGS
October 31, 2004
(With Comparative Figures for the Period Ended October 31 2003)
(In Canadian Dollars)
(Unaudited)
--------------------------------------------------------------------------------

                                                                             Nine Month Period Ended
                                                    ---------------------------------------------------------------------
                                                                     October 31, 2004
                                                    --------------------------------------------------
                                                                                         Adjustments
                                                        Canadian       to Arrive at           U.S.           October 31
                                                          GAAP           U.S. GAAP           GAAP               2003
                                                    --------------     ------------     --------------     --------------
Net loss for the period                           $       (63,322)   $           --  $       (63,322)  $         (44,538)
Retained earnings (Deficit), beginning of period       (1,836,462)         (163,460)      (1,999,922)         (1,774,112)
--------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                            $    (1,899,784)   $     (163,460) $    (2,063,244)  $      (1,818,650)
==========================================================================================================================


                                                                            Three Month Period Ended
                                                   ----------------------------------------------------------------------
                                                                     October 31, 2004
                                                   -------------------------------------------------
                                                                                                            Adjustments
                                                       Canadian         to Arrive at        U.S.             October 31
                                                        GAAP              U.S. GAAP         GAAP                2003
                                                   ---------------     -------------    -------------     ---------------
Net loss for the period                           $       (25,459)   $           --   $      (25,459)  $         (17,914)
Retained earnings (Deficit), beginning of period       (1,874,325)         (163,460)      (2,037,785)         (1,800,736)
-------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                            $    (1,899,784)   $     (163,460)  $   (2,063,244)  $      (1,818,650)
=========================================================================================================================


GEMSTAR RESOURCES LTD.
(an Exploration Stage Enterprise)(j)
Statement of Stockholders' Equity
For the Period Ended October 31, 2004
(In Canadian Dollars)
(Unaudited)
--------------------------------------------------------------------------------

                                                                      Total       Loans from       Retained
                                                    Number of        Capital        Related        Earnings
                                                     Shares           Stock          Party         (Deficit)             Total
                                                 -------------   --------------   ------------   ------------     --------------
Balance, Beginning of Year
      January 31, 2003                                5,651,714  $    1,113,471  $             $   (1,933,012)  $    (819,541)
Loan from related party                                                              106,754                          106,754
Net Loss for the year                                                                                 (66,910)        (66,910)
---------------------------------------------------------------------------------------------------------------------------------
Balance, End of Year,
      January 31, 2004                                5,651,714       1,113,471      106,754       (1,999,922)       (779,697)
Net loss for nine month period ended October 31, 2004                                                 (63,322)        (63,322)
---------------------------------------------------------------------------------------------------------------------------------
Balance, End of Period
      October 31, 2004                                5,651,714  $    1,113,471  $   106,754   $   (2,063,244)  $    (843,019)
=================================================================================================================================

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)
--------------------------------------------------------------------------------
Note 9. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)


GEMSTAR RESOURCES LTD.
(an Exploration Stage Enterprise)(j)
STATEMENT OF CASH FLOWS
For the Period Ended October 31, 2004
(With Comparative Figures for the Period Ended October 31 2003)
(In Canadian Dollars)
(Unaudited)
--------------------------------------------------------------------------------

                                                                                 Nine Month Period Ended
                                                           ----------------------------------------------------------------
                                                                         October 31, 2004
                                                           ------------------------------------------------
                                                                            Adjustments
                                                              Canadian      to Arrive at          U.S.          October 31
                                                                GAAP          U.S. GAAP           GAAP             2003
                                                           --------------    ------------    --------------    ------------
FUNDS DERIVED FROM (APPLIED TO)
Operating activities
            Net loss for the period                     $        (63,322)  $          --   $       (63,322)  $     (44,538)
            Items not requiring use of cash
                      Amortization                                   261              --               261              --
            Changes in non-cash working capital items
                      GST receivable                                (455)             --              (455)           (446)
                      Accounts payable and accrued               183,386              --           183,386          34,489
---------------------------------------------------------------------------------------------------------------------------
                                                                 119,870              --           119,870         (10,495)
---------------------------------------------------------------------------------------------------------------------------

            Purchase of fixed assets                                  --              --                --          (1,655)

            Investment in mineral property                            --              --                --          (4,206)
---------------------------------------------------------------------------------------------------------------------------
                                                                      --              --                --          (5,861)
---------------------------------------------------------------------------------------------------------------------------
Financing activities
            Loans from related parties, net                     (118,572)             --          (118,572)         16,796
---------------------------------------------------------------------------------------------------------------------------

CASH INCREASE (DECREASE)
            DURING THE PERIOD                                      1,298              --             1,298             440
CASH, BEGINNING OF PERIOD                                            587              --               587           1,854
---------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                     $          1,885   $          --   $         1,885   $       2,294
===========================================================================================================================

                                                                                 Three Month Period Ended
                                                           ----------------------------------------------------------------
                                                                         October 31, 2004
                                                           ------------------------------------------------
                                                                            Adjustments
                                                              Canadian      to Arrive at          U.S.          October 31
                                                                GAAP          U.S. GAAP           GAAP             2003
                                                           --------------    ------------    --------------    ------------
FUNDS DERIVED FROM (APPLIED TO)
Operating activities
            Net loss for the period                     $        (25,459)  $          --   $       (25,459)  $     (17,914)
            Items not requiring use of cash
                      Amortization                                    87              --                87             --
            Changes in non-cash working capital items
                      GST receivable                                (104)             --              (104)           (446)
                      Accounts payable and accrued               186,429              --           186,429          12,335
---------------------------------------------------------------------------------------------------------------------------
                                                                 160,953              --           160,953          (6,025)
Investing activities
            Purchase of fixed assets                                  --                                --          (1,655)
Financing activities
            Loans from related parties, net                     (159,564)             --          (159,564)          8,101
---------------------------------------------------------------------------------------------------------------------------
CASH INCREASE (DECREASE)
            DURING THE PERIOD                                      1,389              --             1,389             421
CASH, BEGINNING OF PERIOD                                            496              --               496           1,873
---------------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                     $          1,885   $          --   $         1,885  $        2,294
===========================================================================================================================

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)
--------------------------------------------------------------------------------

Note 9. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

             Detailed adjustments from Canadian GAAP to U.S. GAAP, referenced to disclosure restated, above, are as follows:

             (a) Deposit in credit card, legal retainer, and advance for exploration expenditure

                  Under Canadian GAAP, deposit in credit card of $6,900, legal retainer of $354, and advance for exploration expenditure for $152,000 can be prepaid. Under United States GAAP, deposit in credit card, legal retainer and advance for exploration expenditure should be expensed as incurred, and accordingly, the amount of $159,254 is expensed in the previous statement of income.

             (b)  Accounting for start-up costs - Mining Properties

                  Deferred Exploration Costs

                  Under Canadian accounting principles, these costs and recoveries may be deferred prior to the commencement of commercial operations. Accounting principles in the United States require expenditures and revenue during the start-up of operations to be charged to earnings. The exploration costs of $4,206 which are deferred under Canadian accounting principles, are expensed in the previous statement of income for U.S. GAAP.

             (c)  Income taxes

                 The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

                 - income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP.
                 - Only income tax rates of enacted tax law can be used under United States GAAP.

                 For both Canadian GAAP and U.S. GAAP, no Future Income Tax (Canadian GAAP) or Deferred Tax (U.S. GAAP) are either recorded as assets or as liabilities, as they are offset by valuation reserves due to uncertainty of utilization of tax losses.

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)
--------------------------------------------------------------------------------

Note 9. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

            (d)     Accounting for asset retirement obligations

                    In August of 2001, U.S. FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and / or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company adopted SFAS 143 for the fiscal year beginning on February 1, 2003. The Company believes that SFAS 143 will not have a material effect on the Company's results of operations, financial position or liquidity.

           (e)      Impairment of capital costs

                    Since February 1, 2003, the Company adopted CICA 3063.04 and
                   3063.09 for Impairment of capital costs of mineral properties and considered the conditions set out in CICA  3063.09-.10.
                    to determine whether a write-down of capital costs is required. The adoption of the Impairment of capital costs eliminates all differences between Canadian and U.S. GAAP which impairment is defined in FAS-144 as the condition that exists when the carrying amount of a long-lived asset exceeds its fair value.

             (f) Accounting for costs associated with exit or disposal activities

                  The U.S. FASB recently issued new Standard No. 146 relating to accounting for costs associated with exit or disposal activities. Effective February 1, 2003, the new standard requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company is required to apply the standard for U.S. GAAP purposes prospectively to exit or disposal activities initiated after February 1, 2003.

GEMSTAR RESOURCES LTD.
Notes to Financial Statements
October 31, 2004
(Unaudited)
--------------------------------------------------------------------------------

Note 9. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

             (g)  Investment securities

                  U.S. GAAP requires that investment securities be classified as either "available for sale" or "held to maturity", and requires available for sale securities to be reported on the balance sheet at their estimated fair values. Unrealized gains and losses arising from changes in fair values of available for sale securities are reported net of income taxes in other comprehensive income. Other than temporary declines in fair value are recorded by transferring the unrealized loss from other comprehensive income to the statement of income. For
                  U.S. GAAP, the Company accounts for substantially all investment securities as available for sale. Under Canadian GAAP, investment securities are carried at cost or amortized cost, with other than temporary declines in value recognized based upon expected net realizable values.

            (h)   Statement of Stockholders' Equity

                  A separate Statement of Stockholders' Equity is not required for Canadian GAAP; it is, however, required in accordance with U.S. GAAP and, accordingly, is disclosed as a separate statement in the abovementioned for U.S. GAAP.

             (i)  Exploration Stage Enterprise

                  Under the Canadian accounting principles, the Company is considered to be a Development Stage Enterprise. In accordance with U.S. accounting principles this reference is revised to Exploration Stage Enterprise.

                  Additional disclosure of the following items is required under U.S. accounting principles for exploration stage enterprises:
                  (1) separate caption in the shareholders' equity section of the balance sheet reporting cumulative net losses during the exploration stage, and this is disclosed in the abovementioned balance sheet reconciled to U.S. GAAP. (2) cumulative amounts of revenues and expenses since inception, (3) cumulative statement of cash flows since inception, and (4) details of each issuance of capital stock since inception. The Company has been an exploration stage since March 31, 1998 and the accumulated figures, for Items 2 and 3, are not available and therefore are not disclosed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        Gemstar Resources Ltd.
                                                        ----------------------
                                                        (Registrant)





Date: February 28, 2005                                 By    /s/ Linda Smith
      -----------------                                 ----------------------
                                                        Linda Smith, President